Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice. PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 857) NOTICE OF THE 2023 FIRST EXTRAORDINARY GENERAL MEETING NOTICE IS HEREBY GIVEN that the 2023 first extraordinary general meeting of PetroChina Company Limited (the "Company") will be held at V-Continent Wuzhou Hotel, No. 8 North 4th Circle Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 9 November 2023 at 9 a.m. to consider, approve and authorize the following matters: ORDINARY RESOLUTIONS To consider and, if thought fit, to pass the following as ordinary resolutions: By way of non-cumulative voting: 1. To consider and approve the following resolution in respect of continuing connected transactions: "THAT, as set out in the circular dated 20 September 2023 issued by the Company to its shareholders (the "Circular"): the new comprehensive agreement entered into between the Company and China National Petroleum Corporation ( ) on 30 August 2023 (the "New Comprehensive Agreement") be and is hereby approved, ratified and confirmed; and the chief financial officer of the Company be and is hereby authorized to make any amendment to the New Comprehensive Agreement as he/she thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his/her opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transaction; and the non-exempt continuing connected transactions under the New Comprehensive Agreement and their proposed annual caps, which will be in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby approved." - 1 -

2. To consider and approve the following resolution in respect of continuing connected transactions: "THAT, as set out in the Circular: the financial services agreement entered into between the Company and China Petroleum Finance Company Limited ( ) on 30 August 2023 (the "Financial Services Agreement") be and is hereby approved, ratified and confirmed; and the chief financial officer of the Company be and is hereby authorized to make any amendment to the Financial Services Agreement as he/she thinks desirable and necessary and to do all such further acts and things and execute such further documents and take all such steps which in his/her opinion may be necessary, desirable or expedient to implement and/or give effect to the terms of such transaction; and the non-exempt continuing connected transactions under the Financial Services Agreement and their proposed annual caps, which will be in the ordinary and usual course of business of the Company and its subsidiaries, as the case may be, and to be conducted on normal commercial terms, be and are hereby approved." 3. To consider and approve the resolution of the election of Mr. Zhang Daowei as a director of the Company. SPECIAL RESOLUTION To consider and, if thought fit, to pass the following as special resolution: By way of non-cumulative voting: 4. To consider and approve the resolution of the amendments to the rules of procedures and organization of the supervisory committee of the Company. By order of the Board PetroChina Company Limited Company Secretary WANG Hua Beijing, the PRC 20 September 2023 - 2 -

Notes: 1. The register of members of H Shares of the Company will be closed from Tuesday, 10 October 2023 to Thursday, 9 November 2023 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the 2023 first extraordinary general meeting of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on Monday, 9 October 2023. Holders of the Company's H Shares whose names appear on the register of members of the Company on Thursday, 9 November 2023 are entitled to attend and vote in respect of all resolutions to be proposed at the 2023 first extraordinary general meeting of the Company. The address of the share registrar of the Company's H Shares is: Hong Kong Registrars Limited Shops 1712-1716, 17/F, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong 2. Each Shareholder is entitled to attend and vote at the 2023 first extraordinary general meeting of the Company may appoint one or more proxies to attend and vote on his/her/its behalf at this 2023 first extraordinary general meeting of the Company. A proxy need not be a shareholder of the Company. 3. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll. 4. The instrument appointing a proxy must be in writing under the hand of the appointer or his/her/its attorney duly authorized in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign or other document of authorization must be notarized. To be valid, for holders of A Shares, the notarized power of attorney or other document of authorization, and the proxy form must be delivered to the Board of Directors Office (Address: Room 0612, Block C, PetroChina Building, No.9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the 2023 first extraordinary general meeting of the Company (i.e., by no later than 9:00 a.m. on Wednesday, 8 November 2023). To be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong) within the same period. 5. The completed and signed reply slip accompanying each notice of the 2023 first extraordinary general meeting of the Company should be delivered to Board of Directors Office for holders of A shares at Room 0612, Block C, PetroChina Building, No.9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007) on or before 4:30 p.m. on Thursday, 19 October 2023 personally, by mail, by email (ir@petrochina.com.cn) or by fax (fax number: (8610) 6209 9557); to Hong Kong Registrars Limited for holders of H shares at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong within the same period. 6. This 2023 first extraordinary general meeting of the Company is expected to last for half a day. Shareholders (in person or by proxy) attending this 2023 first extraordinary general meeting of the Company are responsible for their own transportation and accommodation expenses. - 3 -

7. The address of the Board of Directors Office is as follows: Room 0612, Block C, PetroChina Building No.9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC Postal code: 100007 Tel: (8610) 5998 2622 Fax: (8610) 6209 9557 Email Address: ir@petrochina.com.cn 8. As at the date of this notice, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun as independent non-executive Directors. - 4 -